REED W. TOPHAM
Direct (801) 578-6918
June 23, 2006	rwtopham@stoel.com

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: Ms. Pamela A. Long, Assistant Director

Re:	Amerityre Corporation

Pre-Effective Amendment No. 1 to Form S-3 Registration Statement (File No. 333-134476)

Ladies and Gentlemen:

We write on behalf of Amerityre Corporation (“Amerityre”) in response to comments issued by the Staff of the Securities and Exchange Commission in a letter dated June 12, 2006 regarding the above-referenced Registration Statement (the “Registration Statement”). For your convenience, we have included the Staff’s comments in italics before each response. References to any Exhibit in the responses herein refer to Exhibits in Amendment No. 1 to the Registration Statement on Form S-3 filed via EDGAR simultaneously herewith.

Comments

The Staff’s comment was:

Because debt is a contractual obligation and the legality opinion must opine on whether the contract is a legally binding contract, counsel must opine on the laws of the state governing the indenture, that is, New York. Please revise.

Amerityre’s response is:

Our legal counsel, Stoel Rives LLP, has revised its opinion letter contained in Exhibit 5.1 to the Registration Statement to include a statement that the opinions expressed in the opinion letter cover the law of the State of New York. The revised opinion letter is being filed with Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

June 23, 2006

The Staff’s comment was:

We remind you that an unqualified legality opinion is required with every takedown of securities registered under this registration statement. You may file the clean opinions under Rule 462(d) of Regulation C under the Securities Act or on Form 8-K.

Amerityre’s response is:

Amerityre acknowledges its obligation to have its legal counsel issue an unqualified legality opinion in connection with every takedown of securities registered under this Registration Statement. Each such legal opinion will be filed under Rule 462(d) of Regulation C under the Securities Act or on Form 8-K.

General

We are providing herewith three marked courtesy copies of Amendment No. 1 to the Registration Statement on Form S-3. Amerityre acknowledges that: (1) Amerityre is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filing; and (3) Amerityre may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

We trust that these responses are sufficient for the Staff’s purposes. Please contact the undersigned at (801) 578-6918 if you have any questions regarding these responses or the Registration Statement.

Very truly yours,

/s/ Reed W. Topham

Reed W. Topham

RWT/ch

Enclosure

cc:	Elliott N. Taylor, Esq. (Amerityre)

Nathan W. Jones, Esq. (Stoel Rives LLP)